February 23, 2007



Angelo Evangelou, Esq.
Assistant General Counsel
Chicago Board Options Exchange, Inc.
400 South LaSalle Street
Chicago, IL 60605

Dear Mr. Evangelou:

In your letter dated February 23, 2007, the Chicago Board Options Exchange, Inc. ("CBOE") requests assurances that the staff of the Division of Market Regulation ("Staff") would not recommend enforcement action under Rule 10b-10(a) and Rule 203(b)(1) of Regulation SHO[1] under the Securities Exchange Act of 1934 ("Exchange Act"), Regulation T of the Board of Governors of the Federal Reserve System ("Regulation T"),[2] or Section 15(b)(8) of the Exchange Act with respect to certain activities involving the CBOE Stock Exchange's ("CBSX") proposed outbound routing arrangement and associated execution and settlement services arrangement instituted as part of compliance with Rule 611 of Regulation NMS (the "Outbound Routing Arrangement"). In particular, CBOE seeks assurances that the Staff would not recommend enforcement action if the Dual Member (as defined in your letter) does not send a trade confirmation to CBSX containing all of the information as provided under Rule 10b-10(a) for Outbound Trades (as defined in your letter), and if the Dual Member does not comply with the locate requirement of Rule 203(b)(1) of Regulation SHO when accepting short sale Outbound Trades from CBSX under the Outbound Routing Arrangement. CBOE also seeks assurances that the Staff would not recommend enforcement action if the Dual Member treats CBSX's account opened with it in connection with the Outbound Routing Arrangement as a "broker-dealer credit account" for purposes of Regulation T. In addition, CBOE seeks assurances that the Staff would not recommend enforcement action to the Commission under Section 15(b)(8) if a broker-dealer that is only a member of CBOE ("CBOE-only Member") treats income derived from transactions through the Outbound Routing Arrangement as "income derived from transactions . . . through the Intermarket Trading System" for purposes of the exemption provided in Rule 15b9-1.

1 17 CFR 242.203(b)(1).

2 12 CFR 220.

1. Rule 10b-10

Based on the facts and representations set forth in your letter, but without necessarily agreeing with your analysis, the Staff will not recommend enforcement action to the Commission under Rule 10b-10(a) against the Dual Member if the Dual Member does not give or send written notification to CBSX disclosing all of the information required by Rule 10b-10(a) for Outbound Trades.[3]

2. Regulation SHO's Locate Requirement

Rule 203(b)(1) of Regulation SHO provides that a broker-dealer may not accept a short sale order in an equity security from another person, or effect a short sale in an equity security for its own account, unless the broker or dealer has borrowed the security, or entered into a bona-fide arrangement to borrow the security, or has reasonable grounds to believe that the security can be borrowed so that it can be delivered on the date delivery is due, and documented compliance with the above. Rule 203(b)(2)(i) excepts a broker-dealer from the locate requirement if, among other things, the short sale order is from another registered broker-dealer required to comply with the rule. Accordingly, the Originating Broker-Dealer is obligated to comply with the locate requirement prior to transmitting the order to CBSX, and, absent relief, the Dual Member is obligated to comply with the locate obligation prior to accepting a short sale order routed from CBSX under the Outbound Trading Arrangement. Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under Rule 203(b)(1) of Regulation SHO if the Dual Member does not perform the locate when accepting short sale Outbound Trades from CBSX under the Outbound Routing Arrangement provided the following conditions are met:

1. In no event shall either CBSX or the Dual Member change the Originating Broker-Dealer's marking of an order "long," "short," or "short-exempt."

2. Except as otherwise stated herein, all parties to the Outbound Routing Arrangement shall comply with Regulation SHO.

3. All parties to the Outbound Routing Arrangement shall maintain an audit trail of all trades effected under the Outbound Routing Arrangement, which is capable of being produced promptly upon request to Commission staff and other appropriate self-regulatory organizations.

4. CBOE shall monitor transactions effected under the Outbound Routing Arrangement for compliance with Regulation SHO, including the "marking" requirement of Rule 200(g) and the locate requirement of Rule 203(b), and either take action with regard to entities

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[3] In taking this position, the Staff notes in particular that customers of the Originating Broker-Dealer (as defined in your letter) will receive confirmations in compliance with Rule 10b-10 from the Originating Broker-Dealer for Outbound Trades.

where CBOE is the appropriate self-regulatory organization or refer actions to the appropriate self-regulatory organization as necessary.

3. Regulation T

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under Regulation T if the Dual Member treats CBSX's account opened with it in connection with the Outbound Routing Arrangement as a "broker-dealer credit account" for purposes of Regulation T.

4. Section 15(b)(8) and Rule 15b9-1

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under Section 15(b)(8) against a CBOE-only Member if the CBOE-only Member treats income derived from transactions through the Outbound Routing Arrangement as "income derived from transactions . . . through the Intermarket Trading System" for purposes of the exemption provided in Exchange Act Rule 15b9-1.[4]

* * *

These positions concern enforcement action only, are based solely upon the representations you have made, and are limited strictly to the facts and circumstances described in your letter. Any different facts or circumstances, including any change to the operation of the Outbound Routing Arrangement, may require a different response. These positions are subject to modification or revocation if at any time the Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with CBOE, the Dual Member, and the Originating Broker-Dealers. Finally, the Staff expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning,

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[4] In taking this position, the Staff notes in particular that the Outbound Routing Arrangement has been established by CBOE pursuant to a proposed rule change filed with, and approved by, the Commission as part of compliance with Rule 611 of Regulation NMS. See 71 FR 58646 (Oct. 4, 2006). The Staff also notes that this relief would extend to CBOE members who also are members of another exchange but not NASD. See Letter re: National Stock Exchange, Inc. (Nov. 28, 2006).

or the applicability of any federal or state laws or self-regulatory organization rules to, the proposed transactions.

Sincerely,

James A. Brigagliano
Associate Director

February 23, 2007

James A. Brigagliano
Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **Request for No-Action Relief for Outbound Routing Arrangement**

Dear Mr. Brigagliano:

This letter, submitted by the Chicago Board Options Exchange ("CBOE") in connection with its stock trading facility CBOE Stock Exchange ("CBSX") respectfully requests that the staff of the Division of Market Regulation (the "Staff") of the Securities Exchange Commission ("SEC" or "Commission") not recommend enforcement action to the Commission under Rule 10b-10(a) and Rule 203(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), Regulation T or Section 15(b)(8) of the Exchange Act if the CBSX implements an outbound routing arrangement and the associated execution and settlement services arrangement, as described herein, as part of compliance with Rule 611 of Regulation NMS (the "Outbound Routing Arrangement").[1]

A. Description of Outbound Routing Arrangement

Regulation NMS requires a trading center, such as the CBOE, to establish procedures reasonably designed to prevent the execution of trades on that trading center at prices inferior to protected quotations displayed by other trading centers.[2] A trading center may comply with Rule 611 of Regulation NMS in one of three ways: (1) canceling any order the execution of which would result in an impermissible trade-through; (2) matching the prices of the automated NBBO; or (3) routing a member's order to another trading center that is displaying a better-priced protected quotation. To comply with Regulation NMS, the CBOE intends to utilize the third option and is instituting an Outbound Routing Arrangement for CBSX, as described below.[3]

[1] *See* 71 FR 58646 (October 4, 2006).

[2] *See* 70 FR 37496 (June 29, 2005) and Rule 611 of Regulation NMS.

[3] *See* 70 FR 37496 (June 29, 2005) and Rule 611 of Regulation NMS

When a CBOE member broker-dealer (the "Originating Broker-Dealer") sends a buy or sell order to the CBSX in an NMS stock as to which there is a better protected offer or protected bid available at another trading center (the "Away Market Center"), CBSX will route the order to the Away Market Center through a CBSX account at a broker-dealer that is a member of both the CBOE and the Away Market Center (the "Dual Member"). Currently, the CBSX proposes to use Goldman Sachs Execution and Clearing, L.P. ("GSEC") as the Dual Member. Upon GSEC's receipt of an order from CBSX, GSEC will be responsible for transmitting the order for execution to the Away Market Center (any such executed trade, an "Outbound Trade") designated by CBSX and for clearing and settling the Outbound Trade with the relevant broker-dealer at the Away Market Center. As soon as a trade has been executed, CBSX will receive a trade notification containing the price and quantity, and will inform the Originating Broker-Dealer.

CBOE, on behalf of CBSX, will establish a dedicated account at the National Securities Clearing Corporation ("NSCC") solely for the purposes of facilitating clearance and settlement of Outbound Trades executed by the Dual Member (the "NMS Facilitation Account") in addition to the account established by CBSX at the Dual Member. At the end of each business day, the Dual Member will "summarize" all locked in Outbound Trades executed by it on behalf of the CBSX in respect of any NMS stock and will submit to NSCC an entry for the NMS Facilitation Account reflecting the summarized amount of sales and purchases in respect of any NMS stock under the Outbound Trades.

CBSX will authorize NSCC to make available to the Dual Member records of Outbound Trades submitted to the NMS Facilitation Account by the Originating Broker-Dealer. At the end of each business day, the balance of the NMS Facilitation Account will be reconciled. Furthermore, the Dual Member will provide the CBSX with information showing balances, positions and transaction activity each business day as well as a daily settlement statement at the end of each month.

B. Discussion

Generally, an SEC registered broker-dealer has certain obligations with respect to its customer's trades, including the issuance of confirmations pursuant to Rule 10b-10 under the Exchange Act,[4] locate requirements under Regulation SHO[5] and the collection of margin or full cash payment under Regulation T.[6] Although many of these obligations do not apply when the party sending a bid or offer that results in a trade is another SEC registered broker-dealer, these exceptions are not explicitly available when the party transmitting the order is a

[4] *See* Rule 10b-10 under the Exchange Act.

[5] *See* Rule 203(b) under the Exchange Act.

[6] *See e.g.,* Regulation T Sections 220.4 and 220.8.

facility of a national securities exchange such as CBSX acting in accordance with Regulation NMS.

1. Rule 10b-10(a)

Rule 10b-10(a) under the Exchange Act requires a broker-dealer to send a trade confirmation to its customer at or before completion of each transaction. Although Rule 10b-10(d)(1) explicitly excludes a broker-dealer from the definition of "customer" for purposes of Rule 10b-10, a facility of a national securities exchange, such as CBSX, is not excluded from the definition of "customer."[7] Absent relief, Dual Member in the Outbound Trading Arrangement must send a trade confirmation to the CBSX as if it were a customer.

The purpose of Rule 10b-10(a) is to ensure full disclosure to investors of the terms of the transactions that they conduct with their broker-dealers. CBSX has no interest in receiving Rule 10b-10(a) confirmations because it does not need the particular information from such confirmations. Fees charged by Dual Member will be set forth in a written agreement between CBSX and Dual Member. Furthermore, the execution price of the trades will be available to the CBSX through the trade reporting done by Dual Member. The investor in the Outbound Trade, that is, the customer submitting the order to the Originating Broker-Dealer, will be receiving trade confirmations in compliance with Rule 10b-10(a) from the Originating Broker-Dealer; this fulfills the policy concerns of Rule 10b-10.

The CBOE respectfully requests that the Staff not recommend enforcement action to the Commission under Rule 10b-10(a) of the Exchange Act if the Dual Member does not send a trade confirmation to the CBSX containing all information as provided under 10b-10(a) for Outbound Trades.

2. Regulation SHO

Rule 203(b)(1) of Regulation SHO requires that a broker-dealer "locate" the underlying equity security prior to accepting a short sale from another person. Rule 203(b)(2) exempts a broker-dealer from the locate requirement if, among other things, the short sale order is from another registered broker-dealer. Absent relief, Dual Member arguably must perform the locate obligation prior to accepting a short sale order routed from CBSX under the Outbound Trading Arrangement. This would be the case even though the Originating Broker-Dealer would have already been obligated to perform the locate requirement prior to transmitting the order to CBSX. We believe such duplicative locate obligation is unnecessary.

Based on the foregoing, CBOE respectfully requests that the Staff not recommend enforcement action to the Commission under Rule 203(b)(1) of

[7] *See* Rule 10b-10(d)(1) under the Exchange Act; Sections 220.2 and 220.7 of Regulation T; and Rule 203(b)(2) under the Exchange Act.

Regulation SHO if the Dual Member does not perform a locate when accepting short sale Outbound Trades under the Outbound Routing Arrangement, subject to the following conditions:

1. In no event shall either CBSX or the Dual Member change the Originating Broker-Dealer's marking of an order "long," "short," or "short-exempt."

2. Except as otherwise stated herein, all parties to the Outbound Routing Arrangement shall comply with Regulation SHO.

3. All parties to the Outbound Routing Arrangement shall maintain an audit trail of all trades effected under the Outbound Routing Arrangement, which is capable of being produced promptly upon request to Commission staff and other appropriate self-regulatory organizations.

4. CBOE shall monitor transactions effected under the Outbound Routing Arrangement for compliance with Regulation SHO, including the "marking" requirement of Rule 200(g) and the locate requirement of Rule 203(b), and either take action with regard to entities where the CBOE is the appropriate self-regulatory organization or refer actions to the appropriate self-regulatory organization as necessary.

3. Regulation T

Generally under Regulation T, a customer that buys securities on a cash basis through one broker-dealer and settles them through another broker-dealer is required to obtain a so-called "letter of free funds" in connection with each transaction.[8] This requirement would obviously be impractical under this Outbound Routing Arrangement.

By contrast, a broker-dealer (referred to as a "creditor" in Regulation T) can buy securities in an account with one broker-dealer (*e.g.*, the Dual Member) and settle with another broker-dealer (*e.g.*, the "Originating Broker-Dealer") in a "broker-dealer credit account" without the need for a letter of free funds. Although CBSX is not a broker-dealer, we believe that the Dual Member should be able to treat CBSX's account with it as a "broker-dealer credit account" given that the only purpose of the account is to achieve compliance with Regulation NMS.

Accordingly the CBOE respectfully requests the Staff not recommend enforcement action to the Commission under Regulation T if the Dual Member treats CBSX's account opened with it in connection with the arrangement discussed above as a "broker-dealer credit account" for purposes of Regulation T.

4. Section 15(b)(8) and Rule 15b9-1

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[8] *See* Regulation T Section 220.8(c)(2)(ii).

Under Section 15(b)(8) of the Exchange Act, an SEC-registered broker-dealer has to be a member of a securities association registered pursuant to Section 15A of the Exchange Act unless it effects transactions solely on a national securities exchange of which it is a member. Rule 15b9-1 under the Exchange Act provides a conditional exemption from this membership requirement. A broker-dealer relying on this rule may not have annual gross income derived from purchases and sales of securities otherwise than on a national securities exchange of which it is a member in an amount greater than $1,000. The annual gross income limitation does not apply to "income derived from transactions . . . through the Intermarket Trading System." Rule 15b9-1 defines the Intermarket Trading System ("ITS") as "the intermarket communications linkage operated jointly by certain self-regulatory organizations pursuant to a plan filed with, and approved by, the Commission." Although this exception is not explicitly available for income derived from transactions through the Outbound Routing Arrangement, we believe that it would be consistent with the intent of the ITS exception in Rule 15b9-1 to exclude income derived from transactions through the Outbound Routing Arrangement.

Accordingly, the CBOE respectfully requests that the Staff not recommend enforcement action to the Commission under Section 15(b)(8) if a broker-dealer that is only a member of CBOE treats income derived from transactions through the Outbound Routing Arrangement as "income derived from transactions . . . through the Intermarket Trading System" for purposes of the exemption provided in Exchange Act Rule 15b9-1.

* * *

In light of the foregoing, we believe that the SEC-registered broker-dealers should be able to, for purposes of the cited securities rules and regulations implicated by the Outbound Routing Arrangement, look through the CBSX to the Originating Broker-Dealer or Dual Member, as the case may be. Please do not hesitate to contact me at 312-786-7464 regarding this request.

Sincerely,

Angelo Evangelou
Assistant General Counsel

cc: Brian A. Bussey, Esq. (SEC)
Michael Hershaft, Esq. (SEC)

END